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                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-52520


                             BEYOND.COM CORPORATION

                           Prospectus Supplement No. 1
                     (To Prospectus Dated January 26, 2001)

     You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF OUR PROSPECTUS DATED JANUARY 26, 2001, AND THE UPDATE TO RISK FACTOR ON PAGE 2 OF THIS PROSPECTUS SUPPLEMENT, TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

     On March 1, 2001, we issued a drawdown notice to Investwell Investments Ltd. in connection with the common stock purchase agreement dated as of October 26, 2000, evidencing an equity draw down facility between us and Investwell. This notice offered to sell up to $200,000 of our common stock to Investwell based on the formula in the stock purchase agreement, during the 22 trading day period beginning on March 5, 2001, and ending on April 3, 2001, but at not less than $0.32 per share. During the first 11 trading days, Investwell purchased a total of 333,998 shares of our common stock at an average purchase price of $0.3266 per share. As a result of these purchases, Investwell paid and released from escrow to us aggregate proceeds of $107,591. Additionally, Ladenburg Thalmann and Company received $2,182 as a placement fee in connection with this drawdown.

     The attached prospectus relates to the resale of shares acquired by Investwell pursuant to the stock purchase agreement and pursuant to the exercise of warrants held by Investwell and Ladenburg. Because Investwell and Ladenburg may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

     We will not receive any of the proceeds from the sale of shares by Investwell. However, we will receive the sale price of the shares of our common stock sold to Investwell in connection with the stock purchase agreement and upon the exercise of the warrants held by Investwell and Ladenburg. We expect to use the proceeds of the sale of common stock and exercise of the warrants for general working capital purposes.

     The following information amends and updates the information found on page 8 of the Prospectus dated January 26, 2001, under the caption "POTENTIAL DELISTING OF OUR COMMON STOCK" based upon certain information received, and relied upon, by the Company through April 10, 2001.

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UPDATE TO RISK FACTORS

POTENTIAL DELISTING OF OUR COMMON STOCK

     On November 16, 2000, the Company received a Nasdaq staff determination notice indicating that the Company's common stock would be subject to delisting from the Nasdaq National Market System for failure to comply with Marketplace Rule 4450(a)(5). This rule requires that the Company's common stock maintain a minimum bid price of $1.00. Under this rule, the Company had 90 calendar days, or until February 14, 2001, to comply with Rule 4450(a)(5) by increasing the minimum bid price for its common stock to at least $1.00. As of February 14, 2001, the Company had not complied with Marketplace Rule 4450(a)(5), and subsequently requested a hearing to appeal the staff determination notice. On February 15, 2001, Beyond.com was notified that its request for a hearing was granted and that a hearing had been set for March 29, 2001. The hearing was held on March 29, 2001 and the Company is awaiting a decision from the Nasdaq. The Company cannot be certain about the outcome of the hearing.

     The result of delisting from the Nasdaq National Market could be a reduction in the liquidity of any investment in our common stock and an adverse effect on the trading price of our common stock. Delisting could also reduce the ability of holders of our common stock to purchase or sell shares as quickly and as inexpensively as they have done historically. This lack of liquidity would make it more difficult for us to raise capital in the future.

POTENTIAL REVERSE STOCK SPLIT MAY DECREASE THE VALUE OF OUR SHARES

     In response to the potential delisting of our common stock due to the failure to maintain a $1 per share bid price discussed above, our Board of Directors has unanimously adopted a resolution approving, and recommending to our stockholders for their approval, a proposal to amend Article IV of our Certificate of Incorporation authorizing a reverse stock split of the shares of our common stock at a ratio ranging from one-to-three to one-to-fifteen, as determined by the Board to be in the best interests of the Company, or to abandon the reverse stock split. If the reverse stock split is approved by our stockholders, then we might effect the reverse stock split by reducing the number of outstanding shares of common stock by the ratio determined by the Board to be in the best interests of the Company. The Board will also have the discretion to abandon the reverse stock split.

     Pursuant to the potential reverse stock split, each holder of our common stock immediately prior to the effectiveness of the reverse stock split will become the holder of fewer shares of our common stock after consummation of the reverse stock split.

     Although the reverse stock split will not, by itself, impact the Company's assets or prospects, the reverse stock split could result in a decrease in the aggregate market value of our common stock.

POTENTIAL DILUTION AND DIMINISHED SHARE PRICE IN THE EVENT SHAREHOLDERS APPROVE A SALE OF 20% OR MORE OF OUR COMMON STOCK TO INVESTWELL

     The Company's common stock is currently listed on the Nasdaq National Market. Rule 4460 of the National Association of Securities Dealers, Inc. requires any listed company to obtain stockholder approval (i) in connection with a transaction other than a public offering involving the sale or issuance by the Company of common stock (or securities convertible into or exercisable for common stock) equal to twenty percent (20%) or more of the outstanding common stock (or securities convertible into or exercisable for common stock) or twenty percent (20%) or more of the voting power outstanding before the issuance and (ii) in connection with a transaction involving the issuance of securities of the Company when such issuance will result in a change of control of the Company. Pursuant to the terms of the Investwell Purchase Agreement the Company may not issue more than 19.9% of its common stock outstanding to Investwell.

     Our Board of Directors has determined that it may be in our best interests if Investwell was permitted to purchase over 19.9% of our common stock. We would use the proceeds generated by such sales for general corporate purposes as determined by our Board of Directors, such as maintaining our day-to-day operations. Our Board of Directors intends to propose that our stockholders approve the sales as required by the Nasdaq rules at our annual meeting of stockholders to be held May 22, 2001, to permit Investwell to acquire all shares which we may issue to them under the stock purchase agreement. If the stockholders approve the proposal, a sale of over 20% of our common stock to Investwell might be completed, upon a determination by our Board of Directors that such a sale is in our best interests at that time and if Investwell agrees to amend to the stock purchase agreement to allow such sales.

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS APRIL 10, 2001.